Exhibit 23.2

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of AquaMed Technologies, Inc. on Form S-1 of our report dated January 8, 2019, which includes an explanatory paragraph as to TO Pharmaceuticals LLC’s ability to continue as a going concern, with respect to our audits of the consolidated financial statements of TO Pharmaceuticals LLC and Subsidiaries as of December 31, 2017 and 2016 and for each of the two years in the period ended December 31, 2017, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

New York, NY

January 8, 2019